April 23, 2026

John C. Loeffler, II
Chairman and Chief Executive Officer
CaliberCos Inc.
8901 E. Mountain View Rd. Ste. 150
Scottsdale AZ 85258

        Re: CaliberCos Inc.
            Registration Statement on Form S-3
            Filed April 13, 2026
            File No. 333-295031
Dear John C. Loeffler, II:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Ruairi James Regan at 202-551-3269 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:    Thomas J. Poletti. Esq.